Exhibit 12

Openwave Systems Inc.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(Dollars in thousands)

	Nine months ended March 31, 2005	For the Years ended June 30,
		2004	2003	2002	2001	2000
Earnings (loss) before income taxes	$209	$(20,512)	$(205,973)	$(1,242,879)	$(677,006)	$(286,238)
Fixed Charges	8,097	9,499	6,744	9,161	7,371	2,908

Earnings as adjusted for Fixed Charges	$8,306	$(11,013)	$(199,229)	$(1,233,718)	$(669,635)	$(283,330)

Ratio of earnings to Fixed Charges	1.03	—	—	—	—	—